UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 29, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Limited	BHP Billiton Plc
171 Collins Street	Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH UK
GPO BOX 86	Tel +44 20 7802 4000
Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

29 March 2017

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

GLOBAL IRON ORE AND STEEL FORECAST CONFERENCE

BHP Billiton Asset President, Western Australia Iron Ore, Edgar Basto, will present at the Global Iron Ore and Steel Forecast Conference, in Perth, Western Australia today.

A copy of the presentation is attached.

Further information on BHP Billiton can be found at www.bhpbilliton.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH United Kingdom

The BHP Billiton Group is headquartered in Australia

NEWS RELEASE

Release Time	IMMEDIATE

Date	29 March 2017

Release Number	12/17

OUR CULTURE TO DRIVE VALUE AND RETURNS AT WAIO

Speaking at the 20th Annual Global Iron Ore and Steel Forecast Conference, BHP Billiton Western Australia Iron Ore (WAIO) Asset President, Edgar Basto, said that while the growth of low-cost seaborne iron ore supply is expected to outpace incremental demand, the Company is well-positioned to continue to grow value and returns.

“Our drive for increased performance focuses on operational discipline and the involvement of front line personnel, and is delivering ongoing improvements in our business,” Mr Basto said.

WAIO achieved record production of 136 million tonnes (100 per cent basis) in the December 2016 half year. The completion of the rail renewal and maintenance program in the last quarter of the 2017 financial year, which is running six months ahead of schedule, coupled with the ramp-up of additional capacity at the Jimblebar mining hub and ongoing productivity improvements, are expected to deliver an increase in WAIO system capacity to 290 million tonnes per annum (Mtpa) in the 2019 financial year.

BHP Billiton’s new operating model is also supporting improved performance, with additional opportunities identified to improve rail cycle times, truck availability and fuel consumption, as well as to increase equipment reliability and extend equipment life, thereby lowering operating costs further.

Mr Basto also outlined the sustaining investment options currently being considered.

“Our Yandi mine, located in the central Pilbara, is currently operating at 80 Mtpa but will be depleted over the next five to 10 years. We are looking at options to replace this production. South Flank is the preferred long-term solution, subject to Board approval being obtained. The investment case for using this high-grade deposit for replacement tonnes is strong, given BHP Billiton’s ability to utilise existing infrastructure at the Mining Area C operation where possible,” Mr Basto said.

1

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia	Australia and Asia

Paul Hitchins	Tara Dines
Tel: +61 3 9609 2592 Mobile +61 419 315 001	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
Email: Paul.Hitchins@bhpbilliton.com	Email: Tara.Dines@bhpbilliton.com

Fiona Hadley	Andrew Gunn
Tel: +61 3 9609 2211 Mobile +61 427 777 908	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
Email: Fiona.Hadley@bhpbilliton.com	Email: Andrew.Gunn@bhpbilliton.com

Amanda Saunders	United Kingdom and South Africa
Tel: +61 3 9609 3985 Mobile +61 417 487 973
Email: Amanda.Saunders@bhpbilliton.com	Rob Clifford
Tel: +44 20 7802 4131 Mobile: +44 7788 308 844
United Kingdom and South Africa	Email: Rob.Clifford@bhpbilliton.com

Neil Burrows	Elisa Morniroli
Tel: +44 207 802 7484	Tel: +44 20 7802 7611 Mobile: +44 7825 926 646
Email: Neil.Burrows@bhpbilliton.com	Email: Elisa.Morniroli@bhpbilliton.com

North America	Americas

Bronwyn Wilkinson	James Wear
Mobile: +1 604 340 8753	Tel: +1 713 993 3737 Mobile: +1 347 882 3011
Email: Bronwyn.Wilkinson@bhpbilliton.com	Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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bhpbilliton
Global Iron Ore & Steel Forecast
Our culture to drive value in the Pilbara
Edgar Basto
Asset President Western Australia Iron Ore
29 March 2017
Yandi

Disclaimer
Forward-looking statements
This presentation contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements.
These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation to publicly update or review any forward-looking statements, whether as a result of new information or future events. Past performance cannot be relied on as a guide to future performance.
Non-IFRS and other financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS). This release may also include certain non-IFRS and other measures including Underlying EBIT, Underlying EBITDA (all references to EBITDA refer to Underlying EBITDA), Adjusted effective tax rate, Free cash flow, Gearing ratio, Controllable cash costs, Net debt, Net operating assets, Underlying return on capital, Underlying attributable profit, Underlying basic earnings/(loss) per share and Underlying EBITDA margin. These measures are used internally by management to assess the performance of our business and segments, make decisions on the allocation of our resources and assess operational management. Non-IFRS and other measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
No offer of securities
Nothing in this presentation should be construed as either an offer or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 2
bhpbilliton

Key themes
• The health and safety of our people and the communities in which we operate always come first
• China and Emerging Asia expected to support steel demand growth
• Our tier 1 assets and focus on productivity support strong and sustainable returns
• South Flank is our preferred option to sustain volumes
• The new organisational structure facilitates continuous improvement at all levels
• Inclusion and diversity are core to our success
• Partnering with our local communities to create shared value
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 3
bhpbilliton

China and Emerging Asia expected to support steel demand growth
Gap to close in emerging market steel stock
China’s accumulated steel stock per capita still lags developed economies
Chinese steel demand is expected to grow despite a moderation in the growth rate
India and South East Asian economies have strong growth potential
Geopolitical uncertainty and protectionism inhibit international trade and investment
Accumulated stock of steel per capita (t) 15 10 5 0 2000 2015 2020e 2025e 2030e 2035e Emerging Asia (excl. China)¹ China US Europe
Source: World Steel Association; BHP Billiton analysis.
1. Emerging Asia includes India and countries in South Asia and North Asia, excluding China, Japan and South Korea.
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 4
bhpbilliton

Seaborne suppliers continue to add low cost, high quality tonnes
Differential to Platts 62
Coking Coal Price (USc/dmtu CFR) (US$/t, FOB) 20 350 10 300 0 250 (10) 200 (20) 150 (30) 100 (40) 50 Jul 16 Sep 16 Nov 16 Jan 17 Mar 17 Metal Bulletin 58% Fines Index 65% Fines Index Argus PLV HCC
Major producers continue to add low cost, high quality tonnes to market, Brazilian competition growing strongly1 (wmt) 180 120 60 0 2017 2018 Australia Brazil
Source: Wood Mackenzie and publicly reported information.
1. Results presented on a cumulative basis.
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 5
bhpbilliton

Strong performance through the cycle
Record H1 FY17 production of 136 Mt
Reduced our unit cost2 to US$15.05/wmt FOB
We have further opportunities to lower unit cost
Strong recovery in returns (Return on Net Operating Assets, %) (Average realised FOB Price, US$/wmt) 60 120 90 40 60 20 30 0 0 FY13 FY14 FY15 FY16 H1 FY171 RONA US$/wmt FOB Disciplined and sustainable cost2 reduction (US$/wmt FOB) 30 20 10 0 FY13 FY14 FY15 FY16 H1 FY17
1. Based on WAIO H1 FY17 Underlying EBIT annualised, including third party products.
2. FOB unit cash cost excluding freight and royalties.
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017
6
bhpbilliton

Three years of continuous improvement has delivered strong results
11% improvement in TRIF
>5,000 improvement initiatives
26% increase in production
48% reduction in cost1
Note: H1 FY14 to H1 FY17 comparison.
1. FOB unit cash cost excluding freight and royalties.
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 7
bhpbilliton

Further strengthening our position
Improving operations to support further productivity
Renewal of rail infrastructure will decrease cycle times, six months ahead of schedule
Real time schedule optimisation across the supply chain
Debottlenecking and minor capital supports 290 Mtpa by the end of FY19
South Flank sustaining volumes
Unlocking resources within reach of the existing Mining Area C hub, using installed capacity as much as possible
High quality and low strip ratio
Low capital intensity
Note: South Flank remains subject to Board approval
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 8
Port Hedland inflow
(Annualised Mtpa by month)
290 260 230 200
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Inflow
3-month moving average
South Flank Deposit Mining Area C Deposit
Mining Area C Rail
bhpbilliton

New structure unlocks global sharing and learning
FFFFFFFFBUSINESS
Functions Functions Functions
Region Region Region
Example: Maintenance Centre of Excellence
World leading performance
Value through total equipment strategies
Caterpillar 793F improvement outcomes
20% engine life improvement
50% front suspension life improvement
20% final drive life improvement
Servicing to improve reliability
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 9
bhpbilliton

Inclusion and diversity are central to our success
Why?
Safety
19% to 68% less injuries
More likely to follow safe work
practices and raise unsafe
conditions
Culture
Confident to speak up
Rate BHP Billiton, their job and
leader more favourably
Productivity
Production forecast accuracy is
7% to 15% higher
10% higher adherence to
planned maintenance work
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 10
bhpbilliton

Western Australia Iron Ore contributing to the broader community and economy
Payments to government1
TOTAL $2.5 billion
80%
Goods and services
sourced locally2
$1.2 billion
in wages paid to our
workforce of around
16,000
600
WA
businesses
Supplying to our
operations
$255 million
in contributions to our
host communities
100,000
retail shareholders in
Western Australia
sharing in the success
of our business
Note: FY16 results, all AUD unless otherwise stated.
1. Include taxes and royalties.
2. WAIO operational expenditure with vendors based in Western Australia
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 11
bhpbilliton

Key themes
• The health and safety of our people and the communities in which we operate always come first
• China and Emerging Asia expected to support steel demand growth
• Our tier 1 assets and focus on productivity support strong and sustainable returns
• South Flank is our preferred option to sustain volumes
• The new organisational structure facilitates continuous improvement at all levels
• Inclusion and diversity are core to our success
• Partnering with our local communities to create shared value
Edgar Basto, Asset President Western Australia Iron Ore
29 March 2017 12
bhpbilliton

bhpbilliton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: March 29, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary